Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Peter Lee
Chief Financial Officer
plee@hipinteractive.com

Tel: 905 362 3760 ex.333
Fax: 905 362 2361

04 MAR 16 AM 7:21

March 2, 2004

04010585

VIA REGULAR MAIL

SUPPL

Office of International Corporate Finance
Division of Corporate Finance, Mail Stop 3-2
Securities and Exchange Commission
#450 – 5th Street Northwest
Washington D.C. 20549
USA

Dear Sir or Madam:

Re: Hip Interactive Corp. SEC File Number 82-34720

Hip Interactive Corp. ("Hip"), a "Foreign Private Issuer" as that term is defined in the *Securities and Exchange Act (1934)* (the "Act"), is a corporation incorporated under the *Business Corporations Act* (Ontario) and a reporting issuer in Canada in the Provinces of Ontario, Manitoba and Quebec. The common shares of Hip are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "HP".

Hip has claimed the exemption under Rule 12-g3-2, Reg. 240.12-g3-2 of the Act. Pursuant to Reg. 240.12g3-2(b)(1)(iii), attached please find the documents as listed in Schedule A to this letter.

Please do not hesitate to contact the undersigned should you have any questions regarding this submission.

Yours very truly,

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

Peter Lee
Chief Financial Officer

3/16

Encl.
cc: Kyler Wells, Aird & Berlis LLP, (via email, w/o attachments)

SCHEDULE A
List of Attached Documents

	Document (Attached)	Requirement	Timing
1.	Press Release: Hip Interactive Corp. Names Chris Gilbert as Executive Vice-President of U.S. Operations date of filing: **December 4, 2003**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
2.	Annual Information Form ("AIF") dated October 15, 2003 date of filing: **December 23, 2003**	Required to be prepared in accordance with Form 44-101F1 and filed on SEDAR pursuant to OSC Rule 51-501, Part 2	To be filed on SEDAR within 140 days of the after the end of the financial year.
3.	Press Release: Hip Interactive Corp. to Provide Third Quarter Guidance date of filing: **December 29, 2003**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
4.	TSX Form 1: Change in Outstanding and Reserved Securities regarding December 2003 dated: **January 7, 2004**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
5.	Press Release: Hip Interactive Corp. Third Quarter Guidance date of filing: **January 7, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
6.	Report on number and value of securities distributed in Quebec. date of filing: **January 15, 2004**	Section 114 of the Regulations to the *Securities Act* (Quebec)	Filed at the same time as annual report.
7.	Mutual Reliance Review System ("MRRS") decision document of the OSC dated **January 20, 2004**	An MRRS decision document in relation to an AIF evidences a determination by the regulators who have opted-in with regard to the AIF in question, that the conditions set out in National Policy 43-201, Part 7, sections 7.2 & 7.4 have been met to their satisfaction.	The final decision document is filed on SEDAR by the principal regulator once it is issued.
8.	Letter to confirm filing of AIF from the Quebec Securities Commission ("QSC") dated **January 22, 2004**	Section 159 of the *Securities Act* (Quebec) requires an issuer to file an AIF within 140 days of their year end. This letter confirms acceptance by the QSC of such AIF.	This acceptance letter is filed on SEDAR by the QSC upon their accepting the AIF.

hip

	Document (Attached)	Requirement	Timing
9.	TSX Form 1: Change in Outstanding and Reserved Securities regarding January 2004 dated: **February 2, 2004**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
10.	Press Release: Notification of Third Quarter Results with Conference Call and Webcast date of filing: **February 4, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
11.	Press Release: Hip Interactive Corp. Completes Acquisition of European Publisher, L.S.P. date of filing: **February 9, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
12.	Press Release: Hip Interactive Corp. Reports a 41% increase in net **earnings** for its Third Quarter date of filing: **February 9, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
13.	Interim financial statements: Third Quarter results for fiscal 2004 date of filing: **February 19, 2004** **Attached as Q3 Report**	Required to be filed on SEDAR and sent to shareholders pursuant to OSA secs. 77(1) & 79.	To be filed on SEDAR and sent concurrently to shareholders within 60 days of the end of the 1st, 2nd and 3rd quarters.
14.	Management's Discussion & Analysis: Third Quarter results for fiscal 2004 date of filing: **February 19, 2004** **Attached as Q3 Report**	Required to be filed on SEDAR and sent to shareholders pursuant to OSC Rule 51-501, part 4, 4.1 & 4.3.	To be filed on SEDAR and sent to shareholders concurrently with the filing of interim financial statements (within 60 days of end of 1st, 2nd and 3rd quarters).
15.	Letter to shareholder for Third Quarter results for fiscal 2004 date of filing: **February 19, 2004** **Attached as Q3 Report**	Required to be filed on SEDAR and sent to shareholders pursuant to OSA secs. 77(1) & 79 and OSC Rule 51-501, part 4, 4.1 & 4.3.	To be filed on SEDAR and sent to shareholders concurrently with the filing of interim financial statements (within 60 days of end of 1st, 2nd and 3rd quarters).
16.	Confirmation of Mailing of Third Quarter results for fiscal 2004 dated: period ended December 31, 2003 date of filing: **March 1, 2004**	This document serves to confirm that certain materials were sent to shareholders on a certain date.	n/a
17.	TSX Form 1: Change in Outstanding and Reserved Securities regarding February 2004 dated: **March 2, 2004**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.



04 MAR 16 AM 7:21
hip

Get hip to Q3

Hip Interactive Corp. Third Quarter Report
for the period ended December 31, 2003

Dear Fellow Shareholder,

It is with great satisfaction that I report to you on Hip Interactive Corp.'s third quarter results for fiscal 2004. For the three-month period ended December 31, 2003, Hip generated sales of $178.7 million, an increase of 21.8% over the same three-month period last year. Our Company produced net earnings of $8.1 million, which was 40.9% higher than the $5.8 million earned for the same quarter last year. Even though earnings per share were calculated on a greater number of outstanding shares this year compared to last year, diluted earnings per share for the quarter increased by 30.0% to $0.13.

We continued to focus on our strategic higher margin businesses, Hip Gear™ and Hip Games™, and are very pleased with the progress that these divisions have made over the first three quarters this year.

In our Hip Games™ division, during the quarter ended December 31, 2003, we released ten exclusive distribution titles and two co-published titles, compared to three exclusive distribution titles in the same quarter last year. The increase in titles enabled the division to achieve sales of $6.4 million compared to $4.1 million for the same period last year, an increase of $2.3 million or 55.9% for the three months ended December 31, 2003. Recently, Hip Games™ launched its new website (www.hip-games.com) to further develop the brand and provide users of the games with software support and downloads.

Our Hip Gear™ division continued to increase its sales and capture market share. On a quarterly basis, sales of Hip Gear™ accessories were $11.1 million, compared to $6.2 million last year, an increase of $4.9 million or 79.6%. In North America, we have increased our product placements from 89 SKUs ("stock keeping units") placed at 11 major retail chains last year to over 625 SKUs at 26 retailers to date this year with product placement increasing from 2,500 storefronts in fiscal 2003 to over 9,000 storefronts as of December 31, 2003.

We are looking forward to continued growth in both Hip Gear™ and Hip Games™, particularly in the United States with the addition of a new vice-president who will lead our U.S. sales and marketing operations.

As I have mentioned before, we strive everyday to provide excellence in service and value for all our business partners and continue to view those relationships as foremost in our ability to meet the expectations of our shareholders.

Everyone at Hip would like to thank our customers, suppliers and shareholders for their continued support and look forward to reporting to you on our annual results in May 2004.

On behalf of the Board,

Arindra Singh, President & Chief Executive Officer
Hip Interactive Corp.

February 9, 2004

This Management Discussion and Analysis ("MD&A") for the three months ended December 31, 2003, compared with the three months ended December 31, 2002, provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the years ended March 31, 2003 and 2002. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company during the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

This discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

As the Company continues to grow its operations in the higher margin Hip Games™ and Hip Gear™ divisions, it is increasing its investment in working capital related to these two businesses, especially in the Hip Games™ division, where up-front cash payments for future inventory, or future royalty payments are commonplace in the industry. Previously, the Company had taken a conservative approach to growing the Hip Games™ division, favouring exclusive distribution deals for value-priced PC games where the Company does not take any responsibility for slow-moving field inventory at retailers and break-even volumes are low. Recently, the Company has signed exclusive distribution agreements, publishing and co-publishing arrangements for higher quality titles to be developed by third party developers for PC, PS2, Xbox and Game Cube console platforms. The risk profile for these types of arrangements is higher as the game software is generally much more costly to develop and in the case of publishing and co-publishing arrangements, the Company is responsible for any inventory issues experienced by the retailers. Although the Company mitigates this risk by only entering into contracts where management believes that there is reasonable assurance that the amounts will be recovered with the initial shipment of product to retailers, this business does have a higher risk and reward profile than the Company's distribution business. Both the risk and reward profile will increase as the Company increases its co-publishing and publishing businesses over the next several years. Other risks and uncertainties are discussed in detail in the Company's Annual Report to shareholders for the year ended March 31, 2003.

OVERVIEW

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's leading providers of electronic entertainment products. The Company sells video game products and movies to retailers across North America and is comprised of the following six business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software and logistics services), (3) Movies (VHS and DVD movies), (4) Hip Games™ (software), (5) Hip Gear™ (accessories), and (6) Hip Coin™ (operator and distributor of coin-operated games).

Financial Overview

Highlights of the consolidated results for the three months ended December 31, 2003, compared to the three months ended December 31, 2002, were:

- sales increased by $32.0 million or 21.8%;
- net earnings increased by $2.4 million or 40.9% to $8.1 million;
- earnings per share increased to $0.13 per basic and diluted share compared to $0.11 per basic and $0.10 per diluted share for the same period last year; and
- on a diluted basis, earnings per share increased by 30.0%.

For the nine months ended December 31, 2003, compared to the nine months ended December 31, 2002:

- sales increased by $73.6 million or 26.2%;
- net earnings increased by $3.2 million or 37.0%;
- earnings per share increased to $0.21 per share on a basic and $0.20 on a diluted basis, compared to $0.17 per share on a basic and $0.16 on a diluted basis last year; and
- on a diluted basis, earnings per share increased by 25.0% year over year.

Results of operations for the three and nine months ended December 31, 2003 and 2002 are summarized as follows:

	Three Months Ended December 31		Nine months ended December 31	
in $ millions, except per share amounts	**2003**	2002	**2003**	2002
Sales	**$ 178.7**	$ 146.7	**$ 355.0**	$ 281.4
Gross profit	**$ 19.7**	$ 17.0	**$ 38.8**	$ 33.5
Selling, general and administrative expenses	**7.5**	6.3	**18.8**	15.4
Other (income) expenses	**(0.2)**	(0.1)	**0.2**	1.1
Interest expense	**0.3**	0.5	**0.8**	0.9
Amortization of property and equipment	**0.5**	0.9	**1.5**	1.7
Income taxes	**3.5**	3.6	**5.5**	5.6
Net earnings for the period	**$ 8.1**	$ 5.8	**$ 12.0**	$ 8.8
Net earnings per share				
Basic	**$ 0.13**	$ 0.11	**$ 0.21**	$ 0.17
Diluted	**$ 0.13**	$ 0.10	**$ 0.20**	$ 0.16

Seasonality

The Company's business consists mainly of the sale of electronic entertainment products to retailers. Retail activity in the electronic entertainment industry is traditionally at its highest levels during Hip's third fiscal quarter (the three-month period from October 1 to December 31 – the retail holiday season). The seasonality of the Company's business is summarized in the chart below.

Fiscal 2003
Sales Distribution
by Quarter


Q2
22%
Q3
42%
Q1
15%
Q4
21%

RESULTS OF OPERATIONS

Sales for the three months ended December 31, 2003 were $178.7 million, compared to $146.7 million for the same period last year, an increase of $32.0 million or 21.8%. For the nine months ended December 31, 2003, sales increased by $73.6 million or 26.2% to $355.0 million. The breakdown of sales by business unit is set out below:

	Three Months Ended December 31		Nine Months Ended December 31	
in $ millions	**2003**	2002	**2003**	2002
Distribution				
Video Games	**$ 123.1**	$ 101.4	**$ 226.6**	$ 189.5
PC Games	**15.7**	14.9	**33.2**	35.2
Movies	**19.6**	17.3	**52.4**	30.3
	158.4	133.6	**312.2**	255.0
Hip Games™	**6.4**	4.1	**19.3**	10.2
Hip Gear™	**11.1**	6.2	**17.1**	9.2
Hip Coin™	**2.8**	2.8	**6.4**	7.0
	$ 178.7	$ 146.7	**$ 355.0**	$ 281.4

Gross margin for the third quarter of fiscal 2004 was 11.0%, compared to 11.6% for the same quarter last year. For the nine months ended December 31, 2003 gross margin was 10.9% compared to 11.9% during the same period last year. The details of gross margin by product line are set out in the chart below. For the quarter, gross margin has been largely impacted by the higher mix of lower margin hardware sales, which accounted for approximately 28.1% of total sales for the quarter ended December 31, 2003, compared to 25.6% of total sales for the same period last year. Similarly, for the nine months ended December 31, 2003, hardware sales represented approximately 29.3% of total sales, compared to 23.6% for the same nine-month period last year.

	Three Months Ended December 31		Nine Months Ended December 31	
% of sales	**2003**	2002	**2003**	2002
Distribution				
Video Games	**9.1%**	10.0%	**8.5%**	9.6
PC Games	**16.8**	16.9	**15.6**	16.9
Movies	**9.3**	9.1	**9.1**	8.3
	9.9	10.7	**9.3**	10.5
Hip Games™	**20.9**	32.8	**26.2**	29.1
Hip Gear™	**17.2**	9.0	**15.0**	14.7
Hip Coin™	**26.8**	30.3	**31.9**	35.5
	11.0%	11.6%	**10.9%**	11.9

Video Games

Sales

Video Games hardware and software sales for the quarter increased by $21.7 million or 21.4%, compared to the same three months last year. Similarly, on a year-to-date basis, sales increased by $37.1 million or 19.6%. The increase was due primarily to increased sales of video game hardware and frontline software offset by a decline in sales of valueware. The Company distributed 292 new frontline software titles during the three months ended December 31, 2003 compared to 307 in the same period last year. Similarly, 583 new frontline software titles were distributed for the nine months ended December 31, 2003 compared to 588 in 2002. Unit sales of frontline software for the quarter ended December 31, 2003 were 1.7 million units compared to 1.1 million units in the same period last year, an increase of 57.1%. For the nine months ended December 31, 2003 frontline software unit sales were 2.8 million compared to 2.0 million for the same period last year.

Video Games sales for the three and nine months ended December 31, 2003, compared to the same periods last year, are shown below:

	Three Months Ended December 31		Nine Months Ended December 31	
in $ millions	**2003**	2002	**2003**	2002
Frontline software	**$ 61.6**	$ 46.9	**$ 103.2**	$ 91.8
Valueware	**7.1**	12.9	**12.7**	23.7
Hardware	**50.2**	37.6	**104.0**	66.3
1st Party accessories	**4.2**	4.0	**6.7**	7.7
	$ 123.1	$ 101.4	**$ 226.6**	$ 189.5

Gross margin

Video Games margins for the quarter ended December 31, 2003 were 9.1%, compared to 10.0% last year. On a year-to-date basis, gross margins declined to 8.5% this year, compared to 9.6% last year. The decrease in gross margins was primarily due to an increase in the sales mix of lower margin video game hardware this year compared to last year. Hardware sales accounted for 40.8% of Video Game business unit sales for the quarter this year, compared to 37.1% of sales for the same period last year. For the nine months to December 31, 2003, hardware sales accounted for 45.9% of Video Games sales, compared to 35.0% for the same period last year.

Video Games margins for the three and nine months ended December 31, 2003, compared to the same periods last year, are shown below:

	Three Months Ended December 31		Nine Months Ended December 31	
% of sales	**2003**	2002	**2003**	2002
Frontline software	**10.6%**	9.8%	**10.4%**	9.9%
Valueware	**12.6**	13.0	**12.7**	13.3
Hardware	**5.1**	6.8	**5.7**	7.2
1st Party accessories	**13.5**	10.9	**13.6**	9.9
	9.1%	10.0%	**8.5%**	9.6%

PC Games

Sales

PC Games sales for the third quarter of fiscal 2004 amounted to $15.7 million, compared to $14.9 million last year, reflecting an increase of $0.8 million or 5.4% compared to the same period last year. On a year-to-date basis, sales declined by $2.0 million or 5.6%. The decrease in sales for the year-to-date is mainly attributable to: (1) the general market decline in PC sales of approximately 10% compared to last year, and (2) during the first two quarters of fiscal 2003, prior to the company signing a license agreement to distribute exclusively in Canada, Riverdeep products, approximately $3.7 million of Riverdeep products, branded as The Learning Company and Broderbund, were sold through the Company's PC Games division. The Company signed a licensed publishing agreement with Riverdeep in July 2002 for The Learning Company software and another in October 2002 for Broderbund software. Consequently, subsequent to June 2002 and October 2002, sales of Riverdeep products have been included in the Company's Hip Games™ division's results.

Gross margin

PC Games margins for the quarter were consistent at 16.8%, compared to 16.9% for the same period last year. On a year-to-date basis, margins were 15.6%, compared to 16.9% for the same period last year.

Movies

Sales

Movies business sales increased by $2.2 million or 12.8% to $19.6 million this quarter, compared to the same period last year. On a year-to-date basis, sales increased by $22.2 million or 73.1% to $52.4 million compared to last year. The increase is primarily the result of the acquisition of Tévica Inc. on August 30, 2002 and increased sales in the Toronto and Vancouver branch offices.

Gross margin

Gross margin for the Movies business was 9.3% for the quarter ended December 31, 2003, compared to 9.1% for the same quarter last year. For the nine months ended December 31, 2003, gross margin was 9.1%, compared to 8.3% for the same period last year. The increase in margins is due to the Company's continued focus on increasing sales to higher margin independent retailers.

Hip Games™

Sales

For the quarter, Hip Games™ sales increased by $2.3 million or 55.9% to $6.4 million compared to the same period last year. For the nine months ended December 31, 2003, sales increased by $9.1 million or 89.5% to $19.3 million as the Company continues to focus on this strategic business. During the quarter ended December 31, 2003, the Company released ten titles under exclusive distribution agreements and two titles were released under publishing contracts, compared to three exclusive distribution titles released during the same quarter last year. Sales of Riverdeep and similar licensed product remained constant at $2.2 million this quarter compared to the same quarter last year.

The sales for the third fiscal quarter are summarized as follows:

	Three Months Ended December 31		Nine Months Ended December 31	
in $ millions	**2003**	2002	**2003**	2002
Exclusive Distribution	**$ 3.0**	$ 1.9	**$ 10.1**	$ 7.0
Publishing & Co-publishing	**3.4**	2.2	**9.2**	3.2
	$ 6.4	$ 4.1	**$ 19.3**	$ 10.2

Gross margin

Hip Games™ margins for the third quarter this year were 20.9% overall. Publishing and co-publishing margins decreased due to increased sales of titles in the U.S. as the Company continues to expand operations through favourable pricing to encourage U.S. retailers to carry Hip Games™ titles. In addition, during the quarter, the Company published three titles that did not perform to the Company's expectations and, as the Company assumes the responsibility for providing marketing funds to its retail customers, certain retailers were provided marketing support in the form of markdown dollars.

Gross margins for the exclusive distribution and licensed publishing businesses are shown below:

	Three Months Ended December 31		Nine Months Ended December 31	
% of sales	**2003**	2002	**2003**	2002
Exclusive Distribution	**17.4%**	15.0%	**18.2%**	15.8%
Publishing & Co-publishing	**23.9**	48.5	**35.1**	46.8
	20.9%	32.8%	**26.2%**	29.1%

Hip Gear™

Sales

Hip Gear™ sales include sales of proprietary Hip Gear™ accessories and bundled game software. Sales for the third quarter of fiscal 2004, compared to the same period for fiscal 2003, are summarized as follows:

	Three Months Ended December 31		Nine Months Ended December 31	
in $ millions	**2003**	2002	**2003**	2002
Hip Gear™ accessories	**$ 11.1**	$ 3.7	**$ 16.6**	$ 5.1
Bundled software	**–**	2.5	**0.5**	4.1
	$ 11.1	$ 6.2	**$ 17.1**	$ 9.2

Sales of Hip Gear™ accessories increased by $7.4 million or 200.0% for the third quarter of fiscal 2004 to $11.7 million, compared to $3.7 million in sales for the same period last year. On a year-to-date basis, sales of Hip Gear™ accessories increased by $11.5 million or 225.5%, compared to the same period last year. In Canada, total SKUs placed on national retailers' shelves increased from 44 at seven retailers in fiscal 2003 to 349 at 15 retailers to date this year. In the United States, total SKUs placed on retailers' shelves increased from 45 at four retailers last year to 280 SKUs at 11 retail chains to date in fiscal 2004. Overall product placement has increased from 2,500 storefronts in fiscal 2003 to over 9,000 storefronts in North America as of December 31, 2003.

Gross margin

Hip Gear™ margins for the three months ended December 31, 2003 were 17.2% compared to 9.0% for the same period last year. On a year-to-date basis, margins were 15.0% this year, compared to 14.7% for the same period last year. The increase in margins for the three and nine months was due to the substantially higher mix of accessories sales compared to sales generated from the Company's bundled software business. During the quarter the Company introduced a private label program with a national retailer based in the United States. Gross margins on sales through this program were significantly lower than traditional Hip Gear™ margins. The Company also became the preferred supplier of third party accessories for two major retailers in Canada during the nine months ended December 31, 2003. In accordance with these agreements, and as is common practice in the industry, the Company took back inventory which was supplied by the retailer's former suppliers, to free up shelf space for the sell-in of the Hip Gear™ accessory product line. As a result, the Company recorded charges against sales relating to the cost of obtaining these businesses of $0.6 million and $1.3 million for the three and nine-month periods ended December 31, 2003, respectively, compared to $0.6 million and $0.6 million for the comparable periods last year. Gross margins excluding the impact of the private label program and the preferred supplier agreements would have been approximately 25% for the quarter.

Hip Coin™

Sales

Hip Coin™ sales remained consistent at $2.8 million for the third quarter of fiscal 2004, compared to the same period last year. For the nine months ended December 31, 2003, sales declined by $0.6 million to $6.4 million. The decrease in sales for the nine months ended was largely a result of decreased distribution sales of video arcade game equipment and a decline in revenue for the Company's arcade route operations during the first half of the year, resulting from the loss of a significant customer and decreased traffic during the summer at the tourist venues where the Company's equipment is placed, particularly in Toronto due to the SARS issue. The Company has recently bolstered its management team and has refocused its business strategy on growing the Company's video route operations. During the past six months, the Company has added over 60 locations to its arcade route operations, which should result in increased revenue and profitability in fiscal 2005.

Gross margin

Hip Coin™ margins for the third quarter were 26.8%, compared to 30.3% for the same period last year. On a year-to-date basis, margins declined to 31.9%, compared to 35.5% for the same period last year. The decrease is due to a higher mix of distribution sales compared to sales generated from the Company's coin route operations. Margins for the Company's arcade coin route operations business tend to be approximately 50%, compared to 10–15% for distribution sales.

Selling, General and Administrative Expenses

For the three months ended December 31, 2003, selling, general and administrative expenses were $7.5 million or 4.2% of sales, compared to $6.3 million or 4.3% of sales, an increase of $1.2 million for the same period last year. For the nine months ended December 31, 2003, selling, general and administrative expenses increased by $3.4 million to $18.8 million or 5.3% of sales, compared to $15.4 million or 5.3% of sales for the same period last year. The variances between the comparable three and nine month periods ended December 31, 2003 and 2002 are detailed in the chart below and are principally due to the following:

	Three Months Ended December 31	Nine Months Ended December 31
Increase in $ millions		
U.S. sales force	$ 0.3	$ 1.1
Acquisition of Tévica	0.4	2.0
Other costs, net	0.5	0.3
Net variance	$ 1.2	$ 3.4

1) the Company hired a U.S. sales force during the past fiscal year to build the Hip Gear™ accessory and Hip Games™ businesses in the U.S. market; and

2) expenses in the Movies business unit have increased due to the acquisition of Tévica in August 2002 and the expansion of branch offices in Vancouver and Toronto.

Interest Expense

Interest expense was $0.3 million for the third quarter of fiscal 2004, compared to $0.5 million for the same quarter last year. Average borrowings for the three months ended December 31, 2003 were approximately $19.5 million, compared to $23.0 million for the same period last year. On a year-to-date basis, interest expense was $0.8 million, compared to $0.9 million for the nine months ended December 31, 2002. Average borrowings for the nine months ended December 31, 2003 were $10.5 million, compared to $13.6 million for the same period last year. The average borrowing rate for both the first quarter and three quarters of fiscal 2004 was approximately 5%, which was flat compared to the average rate for the same periods last fiscal year.

Income Taxes

As at December 31, 2003, the Company had net future income tax assets of $0.4 million, compared to $1.1 million at March 31, 2003. During the quarter ended December 31, 2003, the Company recorded a benefit of $0.5 million compared to $nil in the same period last year through its income tax provision, as the Company recognized the benefit of tax losses previously not recorded.

LIQUIDITY AND CAPITAL RESOURCES

The Company had borrowings of $20.0 million through its credit facility as at December 31, 2003 (December 31, 2002 – $27.7 million). At March 31, 2003 the Company had a net cash position of $3.3 million.

During the quarter ended December 31, 2003, the Company used $16.1 million in cash in its operations ($8.9 million cash generated from earnings less a $25.0 million investment in working capital), compared to $8.3 million used during the same quarter last year ($8.4 million cash generated from earnings less a $16.7 million investment in working capital). During the quarter, the Company also generated $1.1 million from the exercise of warrants and options and used cash of $0.9 million (2002 – $0.6 million) to purchase property and equipment, including an automatic picking system for the Mississauga warehouse, ERP implementation costs for the Company's Movies division and video arcade equipment for the Hip Coin™ video arcade route operations.

During the nine months ended December 31, 2003, the Company used $25.5 million in cash in its operations ($14.1 million cash generated from earnings less a $39.6 million investment in working capital), compared to $20.0 million used during the same period last year ($14.8 million cash generated from earnings less a $34.8 million investment in working capital). During the nine months, the Company generated $6.4 million from the exercise of warrants and options and used cash of $3.9 million (2002 – $2.6 million) to purchase property and equipment.

Balance Sheet

As at December 31, 2003, the Company had assets of $187.8 million, compared to $110.4 million as at March 31, 2003. Shareholders' equity was $64.9 million at December 31, 2003, compared to $46.5 million as at March 31, 2003.

The accounts receivable balance as at December 31, 2003 was $91.0 million (49 days outstanding) compared to $41.6 million (46 days outstanding) as at March 31, 2003 and $85.2 million (48 days outstanding) at December 31, 2002. At December 31, 2003, approximately 94% (March 31, 2003 – 89%, December 31, 2002 – 84%) of the Company's customer balances were aged less than 60 days from the invoice date.

As at December 31, 2003, total inventory was $48.4 million (with inventory turning at 9.6 times) compared to $27.9 million as at March 31, 2003 (turning 11.5 times). Total inventory at December 31, 2002 was $32.0 million (with inventory turning 10.0 times). On a monthly basis, management reviews all inventory, focusing on inventory on-hand and in the field that is over six months old. Due to the seasonality of the industry and the significant portion of sales in the third quarter of the Company's fiscal year, comparisons to December 31, 2002 are more relevant and as such, the major increases in inventory are as follows: (1) since the acquisition of Tévica Inc. on August 30, 2002, the Company expanded its Movies business, which increased inventory by $6.5 million during the twelve months ended December 31, 2003 to $10.2 million, and (2) the Company was able to secure significant inventory of valueware and frontline software at favourable pricing towards the end of December 2003, which the Company will sell-through during the fourth quarter of fiscal 2004 and the first half of fiscal 2005.

Advances to publishers and other assets at December 31, 2003 were $13.6 million (including $3.7 million in current assets), compared to $4.9 million ($2.6 million in current assets) as at March 31, 2003. During the quarter, the Company entered into exclusive distribution agreements whereby it was required to pay an additional $1.7 million representing prepayments for future software titles. Total commitments under all agreements into which the Company has entered amount to $4.2 million, which will be incurred over the next twelve months.

Accounts payable and accrued liabilities as at December 31, 2003 were $96.8 million (51 days outstanding), compared to $59.9 million (68 days outstanding) as at March 31, 2003 and $81.3 million at December 31, 2002 (52 days outstanding). At December 31, 2003, approximately 85% (March 31, 2003 – 75%, December 31, 2002 – 93%) of supplier balances were aged less than 60 days from invoice date.

Consolidated Balance Sheets

in $ thousands	**December 31, 2003 (unaudited)**	March 31, 2003 (audited)	December 31, 2002 (unaudited)
ASSETS			
Current assets			
Cash	$ –	$ 3,300	$ 727
Accounts receivable	**91,027**	41,614	85,173
Inventory	**48,438**	27,936	32,002
Current portion of advances to publishers and other assets (note 3)	**3,654**	2,560	3,120
Current portion of future income taxes	**171**	680	433
Current portion of notes receivable (notes 4 & 8)	**346**	362	326
	143,636	76,452	121,781
Advances to publishers (note 3)	**9,925**	2,300	2,100
Notes receivable (notes 4 & 8)	**879**	615	798
Property and equipment	**10,243**	7,884	7,427
Future income taxes	**201**	430	759
Goodwill	**22,920**	22,685	18,965
	$ 187,804	$ 110,366	$ 151,830
LIABILITIES			
Current liabilities			
Bank indebtedness	**$ 20,039**	$ –	$ 27,674
Accounts payable and accrued liabilities	**96,790**	59,887	81,298
Income taxes payable	**4,883**	2,379	1,488
Current portion of capital lease obligations	**435**	1,017	1,168
Current liabilities of discontinued operations	**–**	101	188
	122,147	63,384	111,816
Capital lease obligations	**739**	202	388
Future income taxes	**49**	280	–
	122,935	63,866	112,204
SHAREHOLDERS' EQUITY			
Capital stock (note 6)	**51,753**	39,508	38,200
Other equity	**20**	6,031	2,708
Contributed surplus (note 5)	**3,478**	3,362	3,362
Retained earnings (deficit)	**9,618**	(2,401)	(4,644)
	64,869	46,500	39,626
	$ 187,804	$ 110,366	$ 151,830

Consolidated Statements of Operations

in $ thousands, except per share amounts (unaudited)	Three Months Ended December 31		Nine Months Ended December 31	
	2003	2002	**2003**	2002
Sales	**$178,726**	$146,735	**$354,995**	$281,380
Cost of sales	**159,041**	129,739	**316,144**	247,839
Gross profit	**19,685**	16,996	**38,851**	33,541
Expenses				
Selling, general and administrative	**7,498**	6,333	**18,806**	15,445
Other (income) expenses (note 4)	**(250)**	(150)	**245**	1,096
Interest	**276**	538	**760**	948
Amortization of property and equipment	**547**	870	**1,534**	1,651
Earnings before income taxes	**11,614**	9,405	**17,506**	14,401
Income tax provision (note 7)	**3,473**	3,629	**5,487**	5,627
Net earnings for the period	**$ 8,141**	$ 5,776	**$ 12,019**	$ 8,774
Earnings Per Share				
Weighted average number of common shares outstanding (in thousands):				
Basic	**60,959**	51,132	**58,257**	50,378
Diluted	**64,566**	55,488	**61,059**	54,584
Earnings per share:				
Basic	**$ 0.13**	$ 0.11	**$ 0.21**	$ 0.17
Diluted	**$ 0.13**	$ 0.10	**$ 0.20**	$ 0.16

Consolidated Statements of Retained Earnings (Deficit)

in $ thousands (unaudited)	Three Months Ended December 31		Nine Months Ended December 31	
	2003	2002	**2003**	2002
Retained earnings (deficit), beginning of period	**$ 1,477**	$ (10,420)	**$ (2,401)**	$ (13,418)
Net earnings for the period	**8,141**	5,776	**12,019**	8,774
Retained earnings (deficit), end of period	**$ 9,618**	$ (4,644)	**$ 9,618**	$ (4,644)

in $ thousands (unaudited)	Three Months Ended December 31 2003	Three Months Ended December 31 2002	Nine Months Ended December 31 2003	Nine Months Ended December 31 2002
CASH PROVIDED BY (USED IN):				
Operating activities				
Net earnings for the period	**$ 8,141**	$ 5,776	**$ 12,019**	$ 8,774
Items not affecting cash:				
Amortization of property and equipment	**547**	870	**1,534**	1,651
Other expenses (note 4(a))	**–**	–	**310**	604
Contingent consideration gain (note 4(b))	**(250)**	–	**(250)**	–
Future income taxes	**469**	1,789	**507**	3,787
	8,907	8,435	**14,120**	14,816
Changes in non-cash working capital balances:				
Accounts receivable	**(41,459)**	(27,166)	**(49,408)**	(58,476)
Inventory	**(15,445)**	(77)	**(20,502)**	(8,398)
Advances to publishers and other assets	**(2,802)**	(2,070)	**(8,719)**	(4,825)
Accounts payable and accrued liabilities	**31,709**	13,002	**36,590**	38,404
Income taxes payable	**3,003**	(336)	**2,504**	(336)
Operating activities of discontinued operations	**–**	(72)	**(101)**	(1,157)
	(24,994)	(16,719)	**(39,636)**	(34,788)
	(16,087)	(8,284)	**(25,516)**	(19,972)
Financing activities				
Increase (decrease) in capital lease obligations	**514**	245	**(45)**	(399)
Common shares issued	**1,071**	38	**6,352**	38
Increase in bank indebtedness	**15,628**	9,490	**20,039**	23,497
	17,213	9,773	**26,346**	23,136
Investing activities				
Purchase of property and equipment	**(886)**	(642)	**(3,892)**	(2,569)
Acquisition of Tévica Inc.	**(235)**	(353)	**(235)**	(738)
Receipts on (increase in) notes receivable, net	**(5)**	163	**(3)**	163
Investing activities of discontinued operations	**–**	70	**–**	70
	(1,126)	(762)	**(4,130)**	(3,074)
Increase (decrease) in cash, during the period	**–**	727	**(3,300)**	90
Cash, beginning of period	**–**	–	**3,300**	637
Cash, end of period	**$ –**	$ 727	**$ –**	$ 727

(in $ thousands, unless otherwise stated) (unaudited)

Note 1: Basis of Presentation

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in Hip Interactive Corp.'s (the "Company") annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended March 31, 2003. These interim consolidated financial statements follow the same accounting policies, other than as set out in notes 2 and 5 to these interim consolidated financial statements, as set out in the Company's consolidated financial statements for the year ended March 31, 2003. Due to the seasonality of the business, the results of operations for the three months ended December 31, 2003 are not necessarily indicative of annual results. Certain comparative figures have been reclassified to conform to the current period presentation.

Note 2: Change in Accounting Policies

Effective April 1, 2003, the Company adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("S.3870"). Effective April 1, 2003, the Company began to expense the cost of all stock options granted since April 1, 2003 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related option vests. As a result of the adoption of this accounting policy, the Company recorded a charge of $110 (2002 – $nil) representing the expense relating to stock-based compensation for the nine months ended December 31, 2003. For more information refer to note 5.

Note 3: Advances to Publishers and Other Assets

The Company's Hip Games™ division enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video game and PC game software either in Canada or throughout North America. To secure these rights, the Company typically agrees to advance cash to the publisher of the title to assist with the financing of the development of the software. These advances are usually recoverable within 60 days following the release of the title.

Advances to publishers and other assets is comprised of:

	As at December 31, 2003	As at March 31, 2003
Exclusive Distribution	$ 3,340	$ 800
Publishing	8,439	3,100
	11,779	3,900
Less: Non-current portion	9,925	2,300
Current advances outstanding	1,854	1,600
Prepaids and other assets	1,800	960
Current portion of advances to publishers and other assets	$ 3,654	$ 2,560

The Company has commitments to advance an additional $4,116 (March 31, 2003 – $4,500) over the next two years under exclusive distribution agreements for titles to be released in 2004 through 2005. As well, for the period fiscal 2004 through 2007, the Company has commitments to advance an additional $2,653 (March 31, 2003 – $5,250) under publishing agreements for titles to be released in 2004 through 2008.

NOTE 4: OTHER (INCOME) EXPENSES

(a) *Refinancing costs*

On September 30, 2003, the Company obtained a credit facility from a Canadian Schedule A bank to replace its asset-based credit facility with its former lender. The new arrangement is a $25.0 million credit facility, increasing to $40.0 million during the Company's busy season from September 1 to February 28. The facility, which will be used for working capital purposes, bears interest at the bank's prime lending rate and is payable on demand. Included in the results for the nine months ended December 31, 2003, is a charge for costs relating to the refinancing (expensed during the quarter ended September 30, 2003). Other income and expenses includes refinancing costs totalling $495 and is comprised of: (1) $185 for the write-off of the remaining balance of deferred financing costs previously included in Advances to publishers and other assets, and $310 for (2) prepayment penalties, and (3) other costs relating to refinancing.

(b) *Contingent consideration gain*

On January 7, 2002, the Company sold the assets of Microplay Entertainment and Video Centres Inc., for consideration comprised of cash and a promissory note receivable. According to the terms of the purchase and sale agreement, the Company was entitled to receive additional consideration of up to $250 by November 2003, if the purchaser achieved certain revenue thresholds related to the acquired assets. At the time of sale, the Company did not record this additional contingent consideration. In November 2003, the purchaser achieved the necessary revenue thresholds related to the acquired assets and, accordingly, the Company recorded the additional gain on sale for the full amount of $250.

Note 5: Stock-Based Compensation

During the third quarter, the Company adopted S.3870 on a prospective basis, effective April 1, 2003. The Company recorded a $110 compensation expense and increase to contributed surplus for the three and nine months ended December 31, 2003 based on the weighted average fair value of options granted to employees at the time of grant for all stock options granted since April 1, 2003. The Company uses the Black-Scholes option-pricing model to determine the fair value with the following significant assumptions: risk-free rate of 2.8%, expected life of 2.0 years, expected volatility of 72.0% and an expected dividend yield of 0%. This accounting policy has been adopted for all stock option grants subsequent to April 1, 2003. The following table provides information on options granted prior to April 1, 2003 and the impact on earnings per share as if the fair value based method of accounting had been applied.

in $ thousands, except per share amounts	Three Months Ended December 31, 2002	Nine Months Ended December 31, 2002
Net earnings for the period as reported	$ 5,776	$ 8,774
Pro forma compensation expense, net of tax	23	399
Pro forma net earnings for the period	$ 5,753	$ 8,375
Basic earnings per share as reported	$ 0.11	$ 0.17
Pro forma basic earnings per share	$ 0.11	$ 0.17
Diluted earnings per share as reported	$ 0.10	$ 0.16
Pro forma diluted earnings per share	$ 0.10	$ 0.15

The significant assumptions made in the calculation of the three and nine months ended December 31, 2002 weighted average fair value of the options are as follows: risk free rate of 3.5%, expected life of 2.0 years, expected volatility of 72.0% and an expected dividend yield of 0%.

NOTE 6: CAPITAL STOCK

in $ thousands, except share amounts	Number of common shares	Book value
Balance as at March 31, 2003	51,565,816	$ 39,508
Shares issued on conversion of series A preference shares	4,152,929	4,278
Warrants exercised	4,386,316	6,610
Options exercised	1,226,262	1,357
Balance as at December 31, 2003	61,331,323	$ 51,753

NOTE 7: INCOME TAXES

During the quarter ended December 31, 2003, the Company recorded an income tax recovery of $500 (2002 – $nil) as a result of recognizing the benefit of tax losses previously not recorded.

NOTE 8: RELATED PARTY TRANSACTIONS

During the quarter, the Company advanced $80 to The Putting Edge Corporation (the "Putting Edge"), a company owned 50.0% by a director of Hip. The loans are repayable over a period of 30 months, bear interest at 10.0% per annum and are unsecured. Pursuant to an agreement dated May 15, 2001, the Company obtained the exclusive right to install its coin-operated amusement equipment in up to 25 Putting Edge locations and agreed to provide Putting Edge loans of $40 for each location opened. From the inception of the arrangement to December 31, 2003, the Company has advanced $640 to Putting Edge for the 16 locations that they have opened of which $372 has been repaid. As at December 31, 2003, total loans outstanding are $268 of which $176 is due within one year. In addition, the Company has a commitment for the remaining nine locations to be opened to advance an additional $360 to Putting Edge.

NOTE 9: SUBSEQUENT EVENT

On February 6, 2004, the Company acquired all of the outstanding shares of L.S.P. SA ("LSP"), a publisher of video and PC games, incorporated in France, for €0.5 million in cash and contingent consideration of up to €2.5 million based on the Company's achievement of certain pre-determined operating income targets over a 27-month earn-out period.

NOTE 10: SEGMENTED INFORMATION

The Company operates in six business segments being: Video Games, PC Games, Movies, Hip Games™, Hip Gear™ and Hip Coin™. In fiscal 2003, the Company changed its reportable operating segments and, accordingly, the comparative balances have been restated to conform to the current operating segments. Operating results for these business segments are as follows:

Three months ended December 31, 2003	Video Games	PC Games	Movies	Hip Games	Hip Gear	Hip Coin
Sales	123,121	15,676	19,571	6,424	11,137	2,797
Gross profit	11,213	2,634	1,827	1,344	1,917	750
Selling, general and administrative expenses	3,002	881	1,193	297	586	545
Other (income) expenses	–	–	–	–	–	–
Interest expense	–	–	–	–	–	–
Amortization of property and equipment	197	30	76	–	–	143
Earnings (loss) before income taxes	8,014	1,723	558	1,047	1,331	62
Income taxes	–	–	–	–	–	–
Net earnings (loss) for the period	8,014	1,723	558	1,047	1,331	62

Nine months ended December 31, 2003	Video Games	PC Games	Movies	Hip Games	Hip Gear	Hip Coin
Sales	226,616	33,165	52,449	19,282	17,069	6,414
Gross profit	19,224	5,179	4,776	5,061	2,564	2,047
Selling, general and administrative expenses	7,062	2,412	3,352	876	1,330	1,774
Other (income) expenses	–	–	–	–	–	–
Interest expense	–	–	–	–	–	–
Amortization of property and equipment	512	95	116	–	–	657
Earnings (loss) before income taxes	11,650	2,672	1,308	4,185	1,234	(384
Income taxes	–	–	–	–	–	–
Net earnings (loss) for the period	11,650	2,672	1,308	4,185	1,234	(384

Major Suppliers

Approximately 39.4% (2002 – 24.0%) of the Company's purchases for the three months ended December 31, 2003 and 40.9% (2002 – 29.0%) for the nine months ended December 31, 2003 relate to products manufactured and published by one company.

		Three months ended December 31, 2002							
		Video	PC		Hip	Hip	Hip		
Corp.	**Total**	Games	Games	Movies	Games	Gear	Coin	Corp.	Total
–	**178,726**	101,380	14,875	17,350	4,121	6,202	2,807	–	146,735
–	**19,685**	10,138	2,520	1,579	1,352	556	851	–	16,996
994	**7,498**	2,844	968	791	129	295	571	735	6,333
(250)	**(250)**	–	–	–	–	–	–	(150)	(150)
276	**276**	–	–	–	–	–	–	538	538
101	**547**	65	45	10	–	–	658	92	870
(1,121)	**11,614**	7,229	1,507	778	1,223	261	(378)	(1,215)	9,405
3,473	**3,473**	–	–	–	–	–	–	3,629	3,629
(4,594)	**8,141**	7,229	1,507	778	1,223	261	(378)	(4,844)	5,776

		Nine months ended December 31, 2002							
		Video	PC		Hip	Hip	Hip		
Corp.	**Total**	Games	Games	Movies	Games	Gear	Coin	Corp.	Total
–	**354,995**	189,540	35,141	30,299	10,175	9,202	7,023	–	281,380
–	**38,851**	18,283	5,939	2,510	2,961	1,356	2,492	–	33,541
2,000	**18,806**	6,790	2,571	1,365	361	695	1,537	2,126	15,445
245	**245**	–	–	–	–	–	–	1,096	1,096
760	**760**	–	–	–	–	–	–	948	948
154	**1,534**	357	110	13	–	–	1,026	145	1,651
(3,159)	**17,506**	11,136	3,258	1,132	2,600	661	(71)	(4,315)	14,401
5,487	**5,487**	–	–	–	–	–	–	5,627	5,627
(8,646)	**12,019**	11,136	3,258	1,132	2,600	661	(71)	(9,942)	8,774

Corporate Information

Directors and Officers

Joseph H. Wright, *Chairman, Director*

Peter J. Cooper, *Director*

Thomas A. Fenton, *Director*

Christopher Gilbert, *Director*

Richard B. Grogan, *Director*

Mark Rider, *Director*

Arindra Singh, *Director, President & Chief Executive Officer*

Peter Lee, *Chief Financial Officer*

Michael Vaswani, *Chief Information Officer*

Oliver Bock, *Vice-President*

Gabrielle Chevalier, *Vice-President*

Ronald Grimard, *Vice-President*

Jack Lamba, *Vice-President*

Stan Samole, *Vice-President*

Sanjay Singh, *Vice-President*

Peter Young, *Vice-President*

Legal Counsel
Aird & Berlis LLP

Auditors
PricewaterhouseCoopers LLP

Transfer Agent
Equity Transfer Services Inc.

Stock Exchange Listing
The Toronto Stock Exchange (TSX)

Stock Symbol: HP

Investor Relations
Contact: jlee@hipinteractive.com

Website
www.hipinteractive.com

240 Superior Boulevard
Mississauga, Ontario L5T 2L2
Telephone 905-362-3760
Facsimile 905-362-1995

Now you're hip to it

WWW.HIPINTERACTIVE.COM

hip

FOR IMMEDIATE RELEASE **DECEMBER 4, 2003**

HIP INTERACTIVE CORP. NAMES CHRIS GILBERT AS EXECUTIVE VICE-PRESIDENT OF U.S. OPERATIONS

Hip Interactive Corp. (TSX: HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, is pleased to announce that Chris Gilbert has joined the Company in the position of Executive Vice-President & General Manager of U.S. Operations for Hip Interactive effective January 5, 2004. Mr. Gilbert will report to Arindra Singh, President and CEO of Hip Interactive and will be responsible for leading Hip's aggressive growth strategy for publishing and accessories in the U.S. market.

As a member of the Company's Board of Directors since October 2002, Mr. Gilbert has brought a wealth of experience in the video game industry to Hip. For the past three years, he has been Executive Vice-President of Sales, Marketing & Operations for Sega of America, where he was responsible for all operating aspects of the company's U.S. business. Mr. Gilbert will now bring his deep understanding of the U.S. retail and consumer markets to Hip Interactive. Chris Gilbert originally joined Sega of America in 1998 as Senior Vice-President of Sales to launch the Dreamcast platform. He holds a BA from St. Lawrence University and an MBA from the Cornell Graduate School of Management.

"We are all thrilled to have Chris as part of the Hip team," said Arindra Singh, President & CEO of Hip Interactive. "He has been a valuable member of our Board over the last year. Having his experience and knowledge as part of our management on a daily basis is not only exciting, but also gives our U.S. operations the leadership to take its growth to the next several levels."

"I am very happy to be joining Hip Interactive and leading its continued growth in the U.S. market, where I see great potential," said Chris Gilbert. "As a member of the Hip Board, I have had the opportunity to see the progress this company has made and am privileged to be joining such a strong management team."

In accordance with the Company's commitment to maintain a board independent of management, Mr. Gilbert will retain his seat on Hip's Board of Directors only until such time as his replacement can be found.

About Hip Interactive
Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 61,014,945 common shares issued and outstanding.

-30-

For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

FOR IMMEDIATE RELEASE **December 29, 2003**

HIP INTERACTIVE CORP. TO PROVIDE THIRD QUARTER GUIDANCE

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, today announced it will host an investor conference call to provide guidance on results for the third quarter and busy holiday season. The call will be held at 10:00 a.m. (Toronto time) on Wednesday, January 7, 2004. Listeners can call 416-640-4127 (local) or 800-814-4853 (long distance). A replay of the call will be available one hour after the call until midnight on January 14, 2004. To access the replay, call 416-640-1917 – passcode 21031874#. Please call five minutes in advance to ensure that you are connected; questions and answers will be taken from participants at the end of the call.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 61.3 million common shares issued and outstanding.

- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; EMAIL: jlee@hipinteractive.com

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

04 MAR 16 AM 7:21

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**61,014,945**
ADD:	Stock Options Exercised	14,498	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	301,880	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**61,331,323**

NOTE: *If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."*

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.

Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**5,114,803**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Nov. 25, 2003	Chris Gilbert	Nov. 25, 2008	$3.31	200,000
			SUBTOTAL	**200,000**

C.

** This grant was made with respect to a contract which was not signed until December, but the effective date of the grant was November 25, 2003, which is the reason for delay in reporting.

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below				
Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
Dec. 1, 2003	Ryan Hassan	24-Sep-01	$0.73	5,000
Dec. 2, 2003	Jennifer Lee	27-Feb-01	$1.08	3,000
Dec. 16, 2003	Barb Smith	24-Sep-01	$0.73	500
Dec. 17, 2003	Krista Larsen	13-Aug-02	$0.60	666
Dec. 18, 2003	Kimberly Moreira	13-Aug-02	$0.60	332
Dec. 18, 2003	Greg Rison	26-Oct-00	$1.36	3,000
Dec. 22, 2003	Val Panisales	29-May-02	$0.69	2,000
			SUBTOTAL	**14,498**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* *(based on SAR Value)*
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) *If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.*					
Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Dec. 1, 2003	Jason Mercer	13-Aug-02	13-Aug-07	$0.60	500
Dec. 3, 2003	Scott Handson	13-Aug-02	13-Aug-07	$0.60	5,000
				SUBTOTAL	**5,500**
Stock Option Outstanding — Closing Balance					**5,294,805**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
D. **Shares Reserved (for Stock Option Plan)**		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		6,148,496
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	14,498	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**6,133,998**

All information reported in this Form is for the month of December 2003.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	January 7, 2004

FOR IMMEDIATE RELEASE **January 7, 2004**

HIP INTERACTIVE CORP. THIRD QUARTER GUIDANCE

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, today hosted an investor conference call to provide guidance on results for the Company's third fiscal quarter ended December 31, 2003.

Mr. Arindra Singh, Hip's President and CEO, reported that for the quarter, sales increased by nearly 18% compared to the same quarter last year. For the nine months ended December 31, 2003, sales increased by approximately 26%, compared to the same period last year. In addition, Mr. Singh noted that the Company expects to deliver between 11 to 13 cents earnings per share on a fully diluted basis for the quarter. These earnings are calculated after a charge of $550,000 resulting from the cost of obtaining the Canadian Blockbuster business for the Company's Hip Gear™ division. For the fiscal year ending March 31, 2004, Mr. Singh indicated that the Company expects to deliver earnings per share growth, on a fully diluted basis, of at least 15%.

Mr. Singh cautioned the listeners that the Company is providing this guidance after only three complete business days subsequent to the quarter end and is subject to completion of the financial statements over the next few weeks, review by the Company's auditors and approval by the Audit Committee and Board of Directors. Even though the quarter is complete, this guidance should in no way be perceived as final results and such final results will be announced on February 9, 2004.

Mr. Singh said that Hip Gear™ sales for the quarter increased by approximately 70% compared to the same quarter last year. In addition, Hip Gear™ was ranked seventh in revenue in the U.S. for the month of November in the NPD Funworld Accessory report for November 2003, which list included the three first party accessory suppliers. Specifically, Hip Gear™ was noted as the only new manufacturer in the top ten. Mr. Singh also remarked that Hip Gear™ is now sold in more than 9,000 stores across North America and includes top retailers such as CompUSA, Blockbuster, EB Games, Game Stop, Fry's Electronics, Wal-Mart Canada, Zeller's, Movie Gallery, Radio Shack, Future Shop and Best Buy.

Hip Games™ sales increased by 43% for the quarter compared to the same period last year. The Company released 17 titles this quarter and expects to release another 19 during the fourth quarter. The Publishing division as a whole is still somewhat dependent on other publishers and, as such, is impacted by delays in the release of certain titles. The strategy going forward for this division is to reduce such impact by releasing more titles under Hip Games™ as opposed to those for other publishers.

"We are very pleased with the results of this quarter," commented Mr. Singh. "Our strategy going forward is to continue to deliver overall earnings per share growth of at least 15% for fiscal 2005, driven by anticipated top and bottom line growth of over 30% for our two higher margin businesses of Hip Gear™ and Hip Games™."

A replay of the call will be available until midnight on January 14, 2004. To access the replay, call 416-640-1917 – passcode 21031874#.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 61,334,323 common shares issued and outstanding.

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; EMAIL: jlee@hipinteractive.com

hip

04 MAR 16 AM 7:21

Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Peter Lee
Chief Financial Officer
plee@hipinteractive.com

Tel: 905 362 3760 ex.333
Fax: 905 362 2361

January 14, 2004

Commission des valeurs mobiliéres du Quebec
Stock Exchange Tower, 900 Victoria Square
P. O. Box 246, 17th Floor
Montreal, QC H4Z 1G3

Attention: Service de l'information financière

Dear Sirs/Mesdames:

Re: Hip Interactive Corp. (the "Corporation")

With reference to your letter dated January 5, 2004, we confirm that in accordance with section 114 of the Regulations under the *Securities Act* (Quebec) (the "Act"), we are writing to report that, for the periods indicated below, the Corporation issued the following securities in Quebec pursuant to exemptions contained in section 52 of the Act:

During the 6 month fiscal period ended December 31, 1999

Options Granted to Quebec Residents under the Corporation's Stock Option Plan:
20,000 options issued at an exercise rice of $1.00 per share.

Shares Issued to Quebec Residents upon exercise of Option Grants:
Nil

During the 15 month fiscal period ended March 31, 2001

Options Granted to Quebec Residents under the Corporation's Stock Option Plan:
240,000 options issued at an exercise rice of $2.55 per share;
65,000 options issued at an exercise rice of $2.05 per share;
59,500 options issued at an exercise rice of $1.80 per share;
25,000 options issued at an exercise rice of $1.36 per share;
90,000 options issued at an exercise rice of $1.28 per share;
3,000 options issued at an exercise rice of $0.83 per share.

Shares Issued to Quebec Residents upon exercise of Option Grants:
Nil

Shares Issued to Quebec Residents on a Private Placement or other exempt basis:
On March 24, 2000, the Corporation issued 2,700,000 common shares and 5,850,000 Class "A" preference shares to Quebec resident shareholders pursuant to an Order of the Commission des valeurs mobiliéres du Quebec dated March 22, 2000 (Decision No. 2000-MC-0692).

During the 12 month fiscal period ended March 31, 2002

Options Granted to Quebec Residents under the Corporation's Stock Option Plan:

30,000 options issued at an exercise rice of $0.79 per share;
39,500 options issued at an exercise rice of $0.73 per share;
140,000 options issued at an exercise rice of $0.69 per share;
20,000 options issued at an exercise rice of $0.81 per share.

Shares Issued to Quebec Residents upon exercise of Option Grants:

Nil

Shares Issued to Quebec Residents on a Private Placement basis:

On February 21, 2002, 128,425 Units were issued, in aggregate, to three Quebec residents on a private placement basis. 125,000 of the Units (each Unit consisting of one common share and one-half of a common share purchase warrant) were issued at $0.80 per Unit. The remaining 3,425 Units were issued at $0.75 per Unit. Each whole Warrant was exercisable at $0.94 per share until July 23, 2003. These securities were issued pursuant to an order of the Commission des valeurs mobilières du Quebec dated February 21, 2002 (Decision No. 2002-MC-0524).

Shares Issued to Quebec Residents on an Exchange or Conversion Right:

On July 19, 2001, 1,152,252 common shares were issued to Quebec residents upon the conversion of 1,152,252 Class "A" preference shares. The market price of the Corporation's common shares on July 19, 2001 was $0.99, thereby establishing a value of $1,140,729 for all 1,152,252 shares.

During the 12 month fiscal period ended March 31, 2003

Options Granted to Quebec Residents under the Corporation's Stock Option Plan:

20,000 options issued at an exercise rice of $0.58 per share;
7,500 options issued at an exercise rice of $0.60 per share
200,000 options issued at an exercise rice of $0.68 per share.

Shares Issued to Quebec Residents upon exercise of Option Grants:

20,000 shares were issued on exercise of an option grant. The exercise price of the 20,000 options was $1.00 per share. The market price of the Corporation's common shares on the date of exercise was $1.12, thereby establishing a value of $22,400 for all 20,000 shares.

Shares Issued to Quebec Residents on a Private Placement basis:

Nil

Shares Issued to Quebec Residents on an Exchange or Conversion Right:

On July 22, 2002, 853,433 common shares were issued to Quebec residents upon the conversion of 853,433 Class "A" preference shares. The market price of the Corporation's common shares on July 22, 2002 was $0.63, thereby establishing a value of $537,663 for all 853,433 shares.

Yours truly,

HIP INTERACTIVE CORP.

By: Peter Lee
Chief Financial Officer, ASO

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8
Web site: www.osc.gov.on.ca

04 MAR 15 AM 7:21

IN THE MATTER OF NATIONAL POLICY 43-201 MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

HIP Interactive Corp.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that notices of acceptance of the regulators in each of **Manitoba, Ontario, and Quebec** have been issued for an **Initial Annual Information Form** of the above issuer dated **October 15, 2003.**

DATED at Toronto this 20th day of **January, 2004.**

"John Hughes"

John Hughes
Manager, Corporate Finance Branch

SEDAR Project # 601807

Commission
des valeurs mobilières
du Québec

Financement des
sociétés

800, square Victoria, 22e étage,
C.P. 246, Tour de la Bourse,
Montréal (Québec) H4Z 1G3

Tél. : (514) 940-2199 poste 4362
Télécopieur : (514) 873-6155

04 MAR 15 AM 7:21

FILE No. 17531

TRANSMITTED VIA SEDAR

Montreal, January 22, 2004

HIP Interactive Corp.
C/o. Aird & Berlis LLP

Att: Tom Fenton

RE: Filing of an Initial Annual Information Form ("A.I.F.")

Dear Sirs:

We have received the Annual Information Form of HIP Interactive Corp. dated October 15, 2003 for the year ended March 31, 2003. This document filed with the Commission is now part of the permanent information record.

Yours truly,

(s) Louise Allard

Louise Allard

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**61,331,323**
ADD:	Stock Options Exercised	5,000	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	60,866	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**61,397,189**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must *not be counted* as "*issued and outstanding.*"

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.

Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

C.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**5,294,805**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
January 20, 2004	Mario Muredda	January 20/09	$3.29	20,000
			SUBTOTAL	**0**

** This grant was made with respect to a contract which was not signed until December, but the effective date of the grant was November 25, 2003, which is the reason for delay in reporting.

Options Exercised: (SUBTRACT) *Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below*				
Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
January 5, 2004	Nick Giannopoulos	August 18/00	$1.80	2,000
January 6, 2004	Sara Nagy	Sept. 24/01	$0.73	3,000
			SUBTOTAL	**5,000**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.					
Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	**0**
Stock Option Outstanding — Closing Balance				**5,309,805**	

D.	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
	Shares Reserved (for Stock Option Plan)		
	NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		6,133,998
	Additional shares Listed Pursuant to the Plan (ADD)	0	
	Stock Options Exercised (SUBTRACT)	5,000	
	Stock Appreciation Rights (SUBTRACT)	0	
	Closing Share Reserve Balance at end of period		**6,128,998**

All information reported in this Form is for the month of January 2004.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	February 2, 2004

FOR IMMEDIATE RELEASE **February 4, 2004**

HIP INTERACTIVE CORP. NOTIFICATION OF THIRD QUARTER RESULTS WITH CONFERENCE CALL AND WEBCAST

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, today announced it will release its third quarter results for fiscal 2004 before market opens on Monday, February 9, 2004.

In conjunction with the release, Hip will host an investor conference call and webcast at 10:00 a.m. (Toronto time) on Monday, February 9, 2004 to review the Company's financial results. Listeners can call 416-640-1907 (local) or 800-814-4853 (long distance). The webcast will be available on Hip's website (www.hipinteractive.com - media - upcoming). A replay of the call will be available one hour after the call until midnight on February 16, 2004. To access the replay, call 416-640-1917 – passcode 21036524#. The webcast will be available for 30 days following the live call.

For the conference call, please call five minutes in advance to ensure that you are connected. Questions and answers will be taken only from participants on the conference call. For the webcast, please allow 15 minutes to register and download and install any necessary software.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 61,397,189 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

FOR IMMEDIATE RELEASE **February 9, 2004**

HIP INTERACTIVE CORP. COMPLETES ACQUISITION OF EUROPEAN PUBLISHER, L.S.P.

Hip Interactive Corp. (TSX:HP) announced today that it has completed the acquisition of L.S.P. ("LSP"), a privately held France-based publisher of video and PC games. Under the terms of the transaction, Hip purchased all the outstanding shares of LSP for 3.0 million Euros, with 0.5 million Euros due on closing and the remaining payable on an earn-out arrangement based on LSP meeting pre-determined operating targets over the next 26 months (one euro is currently trading at approximately C$1.66). Hip believes that the acquisition will be accretive for fiscal 2005.

"The acquisition of LSP is an important building block in our strategy to grow our Publishing Division," stated Arindra Singh, President and Chief Executive Officer of Hip Interactive. "LSP's strong management team, industry relationships and expertise in the European market will enable Hip to establish a key European presence. LSP's existing distribution channels will enable Hip to exploit opportunities to sell Hip Gear™ accessories and the catalogue of Hip Games™ titles in Europe. The acquisition also adds LSP's substantial publishing experience in console software titles to complement Hip's expertise in PC software titles."

Founded in 1999, LSP (http://www.lspgames.com) has annual sales of approximately $5.0 million and employs about 20 people. LSP publishes titles such as CT Special Forces under its own proprietary brands and works in close collaboration with Hollywood Film and Television studios and other licensors to publish games based on popular and international licenses. LSP out-sources the development of game titles to third party development houses located principally in Europe. To date, LSP has published more than 50 successful titles such as: Antz™, 'Gold and Glory: the Road to El Dorado' ™, Inspector Gadget® and CT Special Forces. With offices in France, LSP's products are distributed through its direct distribution channels to retailers in France and the United Kingdom and through third party distributors to the rest of the world. LSP titles are developed and published on most formats including: PC, Game Boy™ Advance, PlayStation®, Playstation®2, and Xbox®. LSP is currently working on such major franchises as Universal Studio's hit TV show The Mummy Animated Series and Sitting Ducks™.

"Having worked with Hip for over a year in a very productive relationship, we at LSP are very excited about the combination of these two companies," said Olivier Goulon, COO of LSP. "Not only does LSP now have full access to Hip's North American distribution network, but with the growth potential in the publishing and accessories businesses in Europe, we see a great opportunity to establish Hip as a key player in Europe with its Hip Gear™ and Hip Games™ brands. European retailers and consumers can expect some great quality entertainment from us in the upcoming months."

Mr. Singh concluded, "While our Hip Games™ division has shown substantial growth over the last few years, the acquisition of LSP represents a first step in our strategy to grow the division globally and we are currently looking at other acquisition opportunities in video game publishing."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 61,398,189 common shares issued and outstanding.

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; EMAIL: jlee@hipinteractive.com

FOR IMMEDIATE RELEASE **February 9, 2004**

HIP INTERACTIVE CORP. REPORTS A 41% INCREASE IN NET EARNINGS FOR ITS THIRD QUARTER

Statement of Earnings

	Three months ended December 31		Nine months ended December 31	
(In millions of dollars, except per share amounts)	**2003**	**2002**	**2003**	**2002**
Sales	$ 178.7	$ 146.7	$ 355.0	$ 281.4
Gross profit	19.7	17.0	38.8	33.5
Operating expenses	7.5	6.3	18.8	15.4
Other income and expenses	(0.2)	(0.1)	0.2	1.1
Interest expense	0.3	0.5	0.8	0.9
Amortization of capital assets	0.5	0.9	1.5	1.7
Earnings before income taxes	11.6	9.4	17.5	14.4
Income tax	3.5	3.6	5.5	5.6
Net earnings for the period	$ 8.1	$ 5.8	$ 12.0	$ 8.8
Basic earnings per share	$0.13	$0.11	$0.21	$0.17
Diluted earnings per share	$0.13	$0.10	$0.20	$0.16

Hip Interactive Corp. (TSX:HP), Canada's leading electronic entertainment provider of video games, PC games, accessories and movies, today announced results for the quarter ended December 31, 2003. Sales for the third fiscal quarter were $178.7 million compared to $146.7 million for the same quarter last year, an increase of 22%.

Net earnings for the quarter were $8.1 million or $0.13 per share, an increase of 41% over the same period last year. Earnings per share, calculated on a fully diluted basis, were $0.13 for the quarter, compared to $0.10 last year. Although calculated on a greater number of shares outstanding this year compared to last year, diluted earnings per share increased by 30% compared to last year.

"We are very pleased with our results for the third quarter in all areas of our business," said Arindra Singh, President and Chief Executive Officer of Hip, "But in particular, as we persist in our strategy of growing our higher margin businesses, we are very encouraged that both Hip Gear™ and Hip Games™ continue to deliver growth year over year."

Sales for the Company's Hip Games™ Publishing division increased by over 56% to $6.4 million for the quarter ended December 31, 2003, compared to $4.1 million for the same period last year. During the third fiscal quarter, Hip Games™ released ten titles under exclusive distribution agreements and two titles under publishing contracts, compared to three exclusive distribution titles released during the same quarter last year.

Sales of Hip Gear™ accessories increased by over 80% to $11.1 million for the three months ended December 31, 2003, compared to $6.2 million for the same period last year. Growth in this division was boosted by improved market position in North America, driven by the increasing the number of storefronts and SKUs placed with current retail partners. In the United States, total SKUs placed on

retailers' shelves increased from 45 at four retailers last year to 280 SKUs at 11 retail chains to date in fiscal 2004.

Mr. Singh continued, "As we look towards the fourth fiscal year, we remain focused on delivering to the market growth in all aspects of our business."

HIP WILL HOST AN INVESTOR CONFERENCE CALL AND WEBCAST AT 10:00 A.M. (TORONTO TIME) ON MONDAY, FEBRUARY 9, 2004 TO REVIEW THE COMPANY'S FINANCIAL RESULTS. LISTENERS CAN CALL 416-640-1907 (LOCAL) OR 800-814-4853 (LONG DISTANCE). THE WEBCAST WILL BE AVAILABLE ON HIP'S WEBSITE (WWW.HIPINTERACTIVE.COM - MEDIA - UPCOMING). A REPLAY OF THE CALL WILL BE AVAILABLE ONE HOUR AFTER THE CALL UNTIL MIDNIGHT ON FEBRUARY 16, 2004. TO ACCESS THE REPLAY, CALL 416-640-1917 – PASSCODE 21036524#. THE WEBCAST WILL BE AVAILABLE FOR 30 DAYS FOLLOWING THE LIVE CALL.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 61,398,189 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

Hip Interactive Corp. – Consolidated Balance Sheets *(In thousands of dollars) (unaudited)*	**December 31 2003**	**March 31 2003**	**December 31 2002**
Assets			
Current assets			
Cash	$ --	$ 3,300	$ 727
Accounts receivable	91,027	41,614	85,173
Inventory	48,438	27,936	32,002
Current portion of advances to publishers & other assets	3,654	2,560	3,120
Current portion of future income taxes	171	680	433
Current portion of notes receivable	346	362	326
	143,636	76,452	121,781
Advances to publishers	9,925	2,300	2,100
Notes receivable	879	615	798
Property and equipment	10,243	7,884	7,427
Future income taxes	201	430	759
Goodwill	22,920	22,685	18,965
	$187,804	**$110,366**	**$151,830**
Liabilities			
Current liabilities			
Bank indebtedness	$ 20,039	$ --	$ 27,674
Accounts payable and accrued liabilities	96,790	59,887	81,298
Income taxes payable	4,883	2,379	1,488
Current portion of capital lease obligations	435	1,017	1,168
Current liabilities of discontinued operations	--	101	188
	122,147	63,384	111,816
Capital lease obligations	739	202	388
Future income taxes	49	280	--
	122,935	63,866	112,204
Shareholders' Equity			
Capital stock	51,753	39,508	38,200
Other equity	20	6,031	2,708
Contributed surplus	3,478	3,362	3,362
Retained earnings (deficit)	9,618	(2,401)	(4,644)
	64,869	46,500	39,626
	$187,804	**$110,366**	**$151,830**

Hip Interactive Corp. – Consolidated Statements of Operations

(In thousands of dollars, except per share amounts) (unaudited)	Three months ended December 31		Nine months ended December 31	
	2003	2002	2003	2002
Sales	$ 178,726	$146,735	$354,995	$ 281,380
Cost of sales	159,041	129,739	316,144	247,839
Gross profit	19,685	16,996	38,851	33,541
Selling, general and administrative expenses	7,498	6,333	18,806	15,445
Other	(250)	(150)	245	1,096
Interest	276	538	760	948
Amortization of property and equipment	547	870	1,534	1,651
Earnings before income taxes	11,614	9,405	17,506	14,401
Income tax provision	3,473	3,629	5,487	5,627
Net earnings for the period	$ 8,141	$ 5,776	$ 12,019	$ 8,774
Weighted average number of common shares *(In thousands)*				
Basic	60,959	51,132	58,257	50,378
Diluted	64,566	55,488	61,059	54,584
Earnings per share				
Basic	$0.13	$0.11	$0.21	$0.17
Diluted	$0.13	$0.10	$0.20	$0.16

Hip Interactive Corp. – Consolidated Statements of Cash Flows

(In thousands of dollars) (unaudited)	Three months ended December 31		Nine months ended December 31	
	2003	2002	2003	2002
Cash provided by (used in):				
Operating Activities:				
Net earnings for the period	$8,141	$5,776	$12,019	$8,774
Items not affecting cash:				
Amortization of property and equipment	547	870	1,534	1,651
Other expenses	--	--	310	604
Contingent consideration gain	(250)	--	(250)	--
Future income taxes	469	1,789	507	3,787
	8,907	8,435	14,120	14,816
Net change in non-cash working capital balances	(24,994)	(16,719)	(39,636)	(34,788)
	(16,087)	(8,284)	(25,516)	(19,972)
Financing Activities				
Increase (decrease) in capital lease obligations	514	245	(45)	(399)
Common shares issued	1,071	38	6,352	38
Increase in bank indebtedness	15,628	9,490	20,039	23,497
	17,213	9,773	26,346	23,136
Investing Activities				
Purchase of property and equipment	(886)	(642)	(3,892)	(2,569)
Acquisition of Tévica Inc.	(235)	(353)	(235)	(738)
Receipts on (increase in) notes receivable, net	(5)	163	(3)	163
Investing activities of discontinued operations	--	70	--	70
	(1,126)	(762)	(4,130)	(3,074)
Increase (decrease) in cash, during the period	--	727	(3,300)	90
Cash, beginning of period	--	--	3,300	637
Cash, end of period	$ --	$ 727	$ --	$ 727

Hip Interactive Corp. - Supplementary Information

Sales

(In millions of dollars) unaudited	Three months ended December 31 2003	2002	$ Increase	% Increase
Video Games	$ 123.1	$ 101.3	$21.8	22%
PC Games	15.7	14.9	0.8	5%
Movies*	19.6	17.4	2.2	13%
Hip Games™	6.4	4.1	2.3	56%
Hip Gear™	11.1	6.2	4.9	79%
Hip Coin™	2.8	2.8	0.0	0%
	$ 178.7	**$ 146.7**	**$ 32.0**	**22%**

(In millions of dollars) unaudited	Nine months ended December 31 2003	2002	$ Increase	% Increase
Video Games	$ 226.6	$ 189.5	$ 37.1	20%
PC Games	33.2	35.2	(2.0)	(6%)
Movies*	52.4	30.3	22.1	73%
Hip Games™	19.3	10.2	9.1	89%
Hip Gear™	17.1	9.2	7.9	86%
Hip Coin™	6.4	7.0	(0.6)	(9%)
	$355.0	**$ 281.4**	**$73.6**	**26%**

* Movies business includes the results of Tévica Inc., acquired August 30, 2002

Units Shipped

(In thousands) unaudited	Three months ended December 31 2003	2002	Increase	% Increase
Video Games	2,588	2,563	25	(1%)
PC Games	627	631	(4)	(1%)
Movies	1,432	1,163	269	23%
Hip Games™	368	186	182	98%
Hip Gear™	1,505	259	1,246	481%
	6,520	**4,802**	**1,718**	**36%**

(In thousands) unaudited	Nine months ended December 31 2003	2002	Increase	% Increase
Video Games	4,445	3,772	673	18%
PC Games	1,486	1,517	(31)	(2%)
Movies	3,683	1,816	1,867	103%
Hip Games™	1,025	507	518	102%
Hip Gear™	2,153	658	1,495	227%
	12,792	**8,270**	**4,522**	**55%**

Balance Sheet Ratios

	December 31, 2003	**March 31, 2003**	**December 31, 2002**
Days sales in Accounts Receivable	49 days	46 days	48 days
Days purchases in Accounts Payable	51 days	68 days	52 days
Inventory Turnover	9.6 times	11.5 times	10.0 times

EQUITY
TRANSFER SERVICES INC.

March 1, 2004

VIA ELECTRONIC TRANSMISSION

Dear Sir or Madam:

RE: Hip Interactive Corp.

We are pleased to confirm that copies of the Interim Financial Statements for the third quarter, 9 months ended December 31, 2003, and the Management Discussion and Analysis for quarter ended December 31, 2003, were mailed to those shareholders on the supplemental mailing list February 27, 2004.

Yours Truly,

EQUITY TRANSFER SERVICES INC.

L. Thompson

Per: Lori Thompson
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**61,397,189**
ADD:	Stock Options Exercised	644,350	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**62,041,539**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.

Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				5,309,805
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	0

C.

TSE

Options Exercised: (SUBTRACT)

Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
Jan. 27, 2004*	Lesley Richardson	24-Sep-01	$0.73	1,000
Feb. 9'04	Lewis Mitz	10-Dec-99	$1.00	40,000
Feb. 10'04	Wayne Parkes	12-Jan-00	$2.05	10,000
Feb. 10'04	Wayne Parkes	15-Nov-00	$1.16	15,000
Feb. 12'04	Chris Hart	10-Dec-99	$1.00	25,000
Feb. 12'04	Steve Martin	26-Oct-00	$1.36	5,000
Feb. 12'04	Steve Martin	24-Sep-01	$0.73	5,000
Feb. 12'04	Ric Thomas	14-Nov-00	$1.17	30,000
Feb. 12'04	Ric Thomas	11-Jun-01	$1.07	5,000
Feb. 12'04	Ric Thomas	24-Sep-01	$0.73	30,000
Feb. 13'04	Nick Giannopoulos	24-Sep-01	$0.73	667
Feb. 16'04	David Dahan	24-Sep-01	$0.73	5,000
Feb. 16'04	Suzie Rivers	27-Nov-00	$1.27	5,000
Feb. 17'04	Robert Barake	8-Nov-02	$0.63	1,683
Feb. 17'04	Tony Garofalo	10-Dec-99	$1.00	20,000
Feb. 17'04	Jennifer Lee	27-Feb-01	$1.08	4,000
Feb. 18'04	Danielle Dobrucki	24-Sep-01	$0.73	2,000
Feb. 18'04	Dennis Serlis	18-Aug-00	$1.80	2,000
Feb. 18'04	Dennis Serlis	24-Sep-01	$0.73	2,000
Feb. 20'04	Stan Samole	25-Mar-00	$2.55	120,000
Feb. 20'04	Stan Samole	11-Oct-01	$0.69	70,000
Feb. 24'04	Billy Giannopoulos	18-Aug-00	$1.80	500
Feb. 24'04	Billy Giannopoulos	24-Sep-01	$0.73	500
Feb. 24'04	Michael Haines	10-Dec-99	$1.00	50,000
Feb. 24'04	Jessica Humphries	30-Apr-01	$0.74	3,000
Feb. 24'04	Jessica Humphries	17-Aug-01	$0.92	2,000
Feb. 25'04	Sanjay Singh	25-Mar-00	$2.55	120,000
Feb. 25'04	Sanjay Singh	11-Oct-01	$0.69	70,000
			SUBTOTAL	**644,350**

*Exercised January 27, 2004; paperwork and treasury shares not issued until February 2, 2004

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	nil

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.					
Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	0

Stock Option Outstanding — Closing Balance 4,665,455

D.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		6,128,998
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	644,350	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**5,484,648**

All information reported in this Form is for the month of February 2004.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	March 2, 2004